787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 13, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Coy Garrison

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:    Metaurus Equity Component Trust

          Amendment No. 2 to Draft Registration Statement on Form S-1

          Submitted October 16, 2017

          CIK No. 0001688487

Dear Mr. Garrison:

On behalf of Metaurus Equity Component Trust (“Registrant”), we hereby confidentially submit, via EDGAR, to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) responses to the Staff’s comments, dated October 31, 2017, to Amendment No. 2 to the draft registration statement on Form S-1 confidentially submitted on October 16, 2017 (the “Prior Registration Statement”). The Registrant has revised the Prior Registration Statement in response to the Staff’s comments.

We are also confidentially submitting, via EDGAR, an amended version of the Prior Registration Statement (the “Amended Registration Statement”) and are sending the Staff via electronic mail a copy of this letter and certain supplemental materials, including a version of the Amended Registration Statement that is marked to show changes to the Prior Registration Statement. References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.	Comment: We note your disclosure on page 7 that the Dividend Fund’s shares may trade at market prices lower than the value of the Solactive Dividend Index and that this could affect an investor’s returns. Given that the market price generally should approximate NAV, the market price should be expected to be lower than the level of the Solactive Dividend Index in a similar manner and for similar reasons as NAV. Please revise your disclosure to clarify that due to the monthly dividend payouts, the market price is expected to be lower than the Solactive Dividend Index during the periods between the Fund’s initial cash distribution during any year and the expiry of the current S&P 500 Dividend Futures Contract at year end. Please also revise your disclosure to clarify how an investor will be able to evaluate potential returns during the periods in which the Fund’s NAV and market price are lower than the Solactive Dividend Index.

Mr. Coy Garrison

Securities and Exchange Commission

November 13, 2017

Response: We have revised the disclosure on page 7 of the Amended Registration Statement and added a sentence to page 10 of Amended Registration Statement to address the staff’s comments.

Prospectus Cover Page

2.	Comment: We note your response to comment 1. Please revise your prospectus cover page to clarify that the NAV and market price of the Dividend Fund are expected to be lower than the level of the Solactive Dividend Index during the periods between the Fund’s initial cash distribution during any year and the expiry of the current S&P 500 Dividend Futures Contract at year end. Additionally, it appears that this divergence will increase as a proportion of NAV every year as the current S&P 500 Dividend Futures Contract will represent a larger percentage of the Solactive Dividend Index over time. Please revise your prospectus cover page to disclose that the divergence between the NAV of the Dividend Fund and the level of the Solactive Dividend Index will increase each year, or explain to us why the divergence will not increase.

Response: The requested change has been made on the prospectus cover page.

Risk Factors, page 12

3.	Comment: We note your response to comment 3. Please add risk factor disclosure addressing any material risks arising from fluctuations in interest rates, or advise us why such disclosure is not material to investors.

Response: The requested change has been made on page 21.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-728-8250 or my colleague, Deborah Tuchman at 212-728-8491 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ P. Georgia Bullitt P. Georgia Bullitt of Willkie Farr & Gallagher LLP

Enclosures

cc:        Richard Sandulli, Co-Chief Executive Officer of Metaurus Advisors LLC

Mr. Coy Garrison

Securities and Exchange Commission

November 13, 2017

        Jamie Greenwald, Co-Chief Executive Officer of Metaurus Advisors LLC

        Bryan Hough, Staff Attorney

        Deborah A. Tuchman

        Patrick Quinn

        Willkie Farr & Gallagher